UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

China Security & Surveillance Technology, Inc.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

G21161 10 7

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(CUSIP Number)

September 18, 2005

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(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)

[  ]      Rule 13d-1(c)

[x]      Rule 13d-1(d)

CUSIP No.  G21161 10 7

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Name of Reporting Persons.

I.R.S. Identification Nos. of Above Persons (entities only)

Li Sze Tang

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2  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [  ]

(b)  [  ]

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3  SEC Use Only

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4  Citizenship or Place of Organization

Hong Kong

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Number of Shares

Beneficially Owned by

Each Reporting Person

With

5 Sole Voting Power

0

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6 Shared Voting Power

1,245,000 *

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7 Sole Dispositive Power

0

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8 Shared Dispositive Power

1,245,000

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9   Aggregate Amount Beneficially Owned By Each Reporting Person

1,245,000

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10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)   [ ]

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11  Percent of Class Represented by Amount in Row (9)

5.8%

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12  Type of Reporting Person (see Instructions)

IN

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Item 1.

(a)      Name of Issuer:

China Security & Surveillance Technology, Inc.

(b)      Address of Issuer's Principal Executive Office:

Room 3505-06, 35th Floor

Edinburgh Tower, the Landmark

                15 Queen's Road Central, Hong Kong

Item 2.    Name of Person Filing

(a)      Name of Person Filing:

Li Sze Tang

(b)      Address of Principal Office:

Room 3505-06, 35th Floor

Edinburgh Tower, the Landmark

15 Queen's Road Central, Hong Kong

(c)      Citizenship:

Hong Kong

           (d)      Title of Class of Securities:  Common Stock

           (e)      CUSIP Number:   G21161 10 7

Item 3.    If this statement is filed pursuant to Sections 240.13s-1(b) or 240.13d-2(b) or (C), check  whether the person filing is a

(a)   [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

Not Applicable.

(b)   [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

Not Applicable.

(c)   [  ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

Not Applicable.

(d)   [  ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

Not Applicable.

(e)   [  ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

Not Applicable.

 (f)   [  ] An employee benefit plan or endowment fund in accordance with Section 240.13d-(b)(1)(ii)(F)

Not Applicable.

(g)  [  ]  A parent holding company or control person in accordance with ss. 240.13d-(b)(1)(ii)(G);

Not Applicable.

(h)  [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Not Applicable.

(i)  [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Not Applicable.

(j)  [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.    Ownership

(a)    Amount Beneficially Owned:

1,245,000

(b)    Percentage of Class:

                  5.8%

(c)   Number of shares of which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote

1,245,000

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared Dispositive Power:

1,245,000

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

* 1,138,000 shares are held of record by First Asia International Holdings Limited, of which the reporting person, Mr. Li, is a principal executive officer and as such, may be considered to be a beneficial owner of those 1,138,000 shares. Ms. Wong Lap Woon, Mr. Li’s spouse, owns 107,000 shares, and Mr. Li may therefore be considered to be a beneficial owner.

Item 7.    Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being  Reported on by the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2006

By: /s/ Li Sze Tang